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                              April 15, 2024

       Matthew R. A. Heiman
       Chief Legal & Administrative Officer
       Waystar Holding Corp.
       1550 Digital Drive, #300
       Lehi, UT 84043

                                                        Re: Waystar Holding
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 22,
2024
                                                            File No. 333-275004

       Dear Matthew R. A. Heiman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Summary
       Overview, page 1

   1. You illustrate the growth in the number of clients from whom you generate over $100,000 of revenue by
disclosing the number of such clients in the twelve months ended March 31,
                                                        2021 compared to the
year ended December 31, 2023. To provide further context, please explain the relevance
of the twelve months ended March 31, 2021, and disclose the
                                                        number of such clients
for the years ended December 31, 2021 and 2022.
       Principal stockholders, page 125

   2. Please clarify why you have presented the columns comprising "Shares of our common stock to be sold in the
offering." If there will be selling shareholders, please revise your cover page and
elsewhere to disclose that there will be a selling shareholder component of the offering. If there
will not be selling shareholders, then remove these columns. You
 Matthew R. A. Heiman
Waystar Holding Corp.
April 15, 2024
Page 2
      may disclose in the introductory paragraphs or a footnote to the table how the number of outstanding shares will change based upon the shares being offered and if the underwriters' over-allotment option is exercised.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,
FirstName LastNameMatthew R. A. Heiman
                                                          Division of
Corporation Finance
Comapany NameWaystar Holding Corp.
                                                          Office of Technology
April 15, 2024 Page 2
cc:       William Brentani, Esq.
FirstName LastName